SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 4)1

EMBREX, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

290817105

(CUSIP Number)

Ahmed Samy, Investment Manager

MOHAMED ABDULMOHSIN

AL KHARAFI & SONS W.L.L.

P.O. Box 886

13009 Safat Kuwait

011 (965) 483-0025

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filed out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 290817105	SCHEDULE 13D (Amendment No. 4)	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mohamed Abdulmohsin Al Kharafi & Sons W.L.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Kuwait

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

434,870 (See Item 5)
8 SHARED VOTING POWER

None
9 SOLE DISPOSITIVE POWER

434,870 (See Item 5)
10 SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

434,870 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

OO (a company with limited liability organized under the laws of the State of Kuwait)

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 290817105	SCHEDULE 13D (Amendment No. 4)	Page 3 of 6 Pages

INTRODUCTION

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) is intended to amend and supplement certain information set forth in the Schedule 13D dated May 23, 1995 (the “Initial Filing”), as amended by Amendment No. 1 to Schedule 13D dated June 1, 1995 (“Amendment No. 1”), as further amended by Amendment No. 2 to Schedule 13D dated May 13, 1996 (“Amendment No. 2”), and as further amended by Amendment No. 3 to Schedule 13D dated March 2, 2006 (“Amendment No. 3”), of Mohamed Abdulmohsin Al Kharafi & Sons W.L.L., a company with limited liability organized under the laws of the State of Kuwait. The Initial Filing, Amendment No. 1, Amendment No. 2, and Amendment No. 3 are hereinafter collectively referred to as the “Previous Filings.”

The specific purpose of this Amendment No. 4 is to reflect the sale by Kharafi (as defined in Item 2) of an aggregate of 117,364 shares of Common Stock, par value $0.01 per share, of Embrex, Inc. since the last transaction reported in Amendment No. 3, as discussed more fully herein. See Item 3 and Item 5.

Item 1. Security and Issuer.

The title of the class of equity securities to which this Amendment No. 4 relates is the common stock, par value $0.01 per share (the “Shares”), of Embrex, Inc., a North Carolina corporation (the “Company”). The address of the Company’s principal executive office is 1040 Swabia Court, Durham, North Carolina 27703.

Item 2. Identity and Background.

The person filing this Amendment No. 4 is Mohamed Abdulmohsin Al Kharafi & Sons W.L.L., a company with limited liability organized under the laws of the State of Kuwait (“Kharafi”). The principal business address of Kharafi is Shuwaikh Industrial Area, Area 2 -Street 12 - Parcel 72, Kuwait. Kharafi’s principal businesses include general trading, general contracting, and industrial structures. In addition, Kharafi’s Memorandum of Association provides that Kharafi may have an interest or participate in any respect with the entities performing works similar to its work or which may assist it to achieve its objectives in Kuwait or abroad. Kharafi may buy these entities or annex to them. Kharafi may also possess real estate and shares for its own account. During the last five years, Kharafi has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has Kharafi been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Kharafi was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As disclosed in the Previous Filings, as of March 6, 2006, Kharafi was the beneficial owner of 552,234 Shares. The 552,234 Shares beneficially owned by Kharafi as of that date represented 6.8% of the issued and outstanding Shares (based upon 8,180,047 Shares outstanding, as reported by the Company in its Annual Report on Form 10-K for the year ended December 31, 2005). Kharafi purchased all of the 552,234 Shares in open-market transactions on the Nasdaq National Market and used its working capital to make every Share purchase.

CUSIP No. 290817105	SCHEDULE 13D (Amendment No. 4)	Page 4 of 6 Pages

As discussed more fully in Item 5, since the date of the last transaction reported in the Previous Filings, Kharafi has sold an aggregate of 117,364 Shares via Nasdaq National Market trades. The 117,364 Shares sold by Kharafi represent one percent or more of the issued and outstanding Shares (based upon 8,180,047 Shares outstanding, as reported by the Company in its Annual Report on Form 10-K for the year ended December 31, 2005), thus requiring the filing of this Amendment No. 4.

Item 4. Purpose of the Transaction.

Kharafi originally purchased its Shares strictly for the purpose of equity security investment. Kharafi may, at some time in the future, based upon factors relevant at that time, continue to dispose of some or all of the Shares of the Company that Kharafi owns. If Kharafi sells additional Shares, such Shares may be sold by Kharafi through open-market transactions, privately negotiated transactions, or otherwise at prices and on terms not yet determined. In addition, Kharafi may seek to purchase additional Shares of the Company, if additional Shares are available at prices and on terms Kharafi deems acceptable, for the purpose equity security investment. If Kharafi purchases additional Shares, such Shares may be purchased by Kharafi through open-market transactions, privately negotiated transactions, or otherwise at prices and on terms not yet determined. Except as otherwise described in this Item 4, Kharafi does not have any present plans or proposals which would relate to or result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

CUSIP No. 290817105	SCHEDULE 13D (Amendment No. 4)	Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Amendment No. 4, Kharafi is the beneficial owner of 434,870 Shares (approximately 5.3% of the 8,180,047 outstanding Shares (as reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005)).

(b) Kharafi has sole voting power and sole investment power with respect to the Shares reported in (a) above.

(c) Kharafi has, since the date of the last transaction reported in the Previous Filings, effected the following sales of Shares:

Date	Shares Sold	Price Per Share
March 7, 2006	2,800	11.9208
March 31, 2006	18,038	13.0801
April 3, 2006	7,383	12.5353
April 5, 2006	500	12.0000
April 7, 2006	13,035	12.0025
April 10, 2006	2,100	12.0129
April 11, 2006	500	12.0000
April 12, 2006	1,650	12.0000
April 13, 2006	1,900	12.0100
April 25, 2006	42,151	12.0242
April 26, 2006	8,800	12.0122
April 27, 2006	18,507	12.0001

These sales were accomplished via Nasdaq National Market trades. The prices per share set forth above do not reflect customary brokerage commissions and fees paid by Kharafi in connection with these transactions. As a result of these sales, Kharafi is the beneficial owner of the 434,870 Shares referenced in (a) above.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares reported on this Amendment No. 4.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Kharafi and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

No document is required to be filed herewith as an exhibit to this Amendment No. 4.

CUSIP No. 290817105	SCHEDULE 13D (Amendment No. 4)	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2006

MOHAMED ABDULMOHSIN AL
KHARAFI & SONS W.L.L.

By:	/s/ Ahmed Samy
Name:	Ahmed Samy
Title:	Investment Manager